Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF DECEMBER 19, 2017

DATE, TIME AND PLACE: On December 19, 2017 at 2:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The totality of the members, with the members of the board stating their positions by e-mail, as permitted by the provision in item 6.7.1 of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.        The resolution in item “2. b” of the Meeting of the Board of Directors, held on November 30, 2017, which stated that the credit corresponding to interest on capital approved “ad referendum” at the Annual General Stockholders’ Meeting and supported by subitem 14.2 of the Corporate Bylaws would be made in the Company’s accounting records on December 29, 2017 was amended to state that the Company’s accounting records will be made on December 28, 2017.

2.        Therefore, in accordance with item “1” above, the resolution “2. b” of the Meeting of the Board of Directors, held on November 30, 2017, will be drafted as follows:

“2. (...)

b)	the credit corresponding to this interest will be made in the Company’s accounting records on December 28, 2017 to each individual stockholder based on the final stockholding position on December 14, 2017”.

3.        The other resolutions made at the Meeting of the Board of Directors of November 30, 2017 were ratified.

CLOSING: As there was nothing else to be addressed and no one wished to raise any other issue, the work was ended and these minutes were drafted, read and approved. São Paulo (SP), December 19, 2017. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer